INTEGRITY APPLICATIONS, INC.
102 Ha’Avoda Street
P.O. Box 432
Ashkelon L3 78100
Israel

November 10, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attn:  Daniel Morris

Re:	Integrity Applications, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 27, 2011
File No. 333-176415

Dear Mr. Morris:

On behalf of Integrity Applications, Inc., a Delaware corporation (the “Company”), I am writing to respond to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in its letter to the Company, dated November 9, 2011, regarding Amendment No. 2, filed with the SEC on October 27, 2011 (“Amendment No. 2”), to the Company’s Registration Statement on Form S-1 (File No. 333-176415) originally filed with the SEC on August 22, 2011 (the “Registration Statement”).

Concurrently with this response, the Company is also filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) incorporating the revisions to the Registration Statement described herein.  To expedite your review, we have enclosed with this letter a marked copy of Amendment No. 3 to the Registration Statement showing all changes from Amendment No. 2.

For your convenience, we have set forth the text of each of the Staff’s comments in bold, followed in each case by the Company’s response thereto.

Liquidity and Capital Resources, page 32

1.	We note your response to prior comment 7. Please disclose the Israeli Consumer Price Index on the date the loan was made and on the most recent date practicable.

In response to the Staff’s comment, the Company has revised the Registration Statement to disclose the Israeli Consumer Price Index on the date each loan was made and as of November 10, 2011.  Please see pages 22, 32 and 67 of Amendment No. 3.

Principal and Selling Shareholders, page 55

2.
Revise the prospectus to state, as disclosed in your response to prior comment 12, that the tax ruling by the Israeli Tax Authorities will not have any effect on any selling shareholder's ability to sell shares pursuant to the registration statement because the ruling did not apply to the shares to be sold.

In response to the Staff’s comment, the Company has revised the Registration Statement to disclose that the tax ruling by the Israeli Tax Authorities will not have any effect on any selling shareholder's ability to sell shares pursuant to the registration statement because the ruling did not apply to the shares to be sold.  Please see pages 2, 27 and 33 of Amendment No. 3.

3.
We note your response to prior comment 13.  Please disclose, if true, that at the time of the purchase of the securities to be resold, each seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

In response to the Staff’s comment, the Company has revised the Registration Statement to disclose that, none of the selling shareholders was party to any agreement or understanding, directly or indirectly, with any person to distribute the shares of the Company’s common stock to be resold by such selling shareholder under the Registration Statement.  Please see page 55 of Amendment No. 3.

Item 16. Exhibits, page II-3

4.	Regarding your response to prior comment 14, it appears that the exhibits include only the form of agreement. We therefore reissue our comment.

The Company respectfully advises the Staff that the subscription agreements entered into between the Company and each of the approximately 100 investors in the seven closings of the Company’s recently completed private placement were identical in all respects except for the date of the agreement, the name of the investor, and the number of shares purchased by such investor.  As a result, the Company has filed only the form of such agreement as an exhibit to the Registration Statement and has not filed all of the individual subscription agreements.

5.	Please note that we may have further comments after you file the enclosures you mention in response to prior comment 18.

The Company acknowledges the Staff’s comment.  Please see Exhibit 10.16, as re-filed with Amendment No. 3 on the date hereof, which includes the previously omitted enclosures.

* * * * *

We thank you in advance for your consideration of this response.  If you have any questions regarding this response, please call the Company’s outside counsel, Robert L. Grossman, Esq. of Greenberg Traurig, P.A. at (305) 579-0756.

Sincerely, /s/ Avner Gal Chief Executive Officer

cc:	Robert L. Grossman, Esq.,
Greenberg Traurig, P.A.